VIA EDGAR AND

OVERNIGHT MAIL

September 10, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:  Bret Johnson

RE:

International Power Group, Ltd.

Form 10-K for the Year Ended December 31, 2007

Form 10-K/A Filed on August 29, 2008

Dear Mr. Johnson:

Please accept this letter as our response to your letter of comment, dated September 2, 2008.  Your letter contained two comments and we will respond to them in order.

Comment number 1:

FORM 10-K/A FILED AUGUST 29, 2008

We note that in your amended 10-K, your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control on Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response to Comment Number 1:

This comment questions whether our failure to provide a report on our assessment of internal control over financial reporting impacts our conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the year 2007.  We now acknowledge and conclude that the controls and procedures were not effective as of the end of the fiscal year. Accordingly, the (second) amendment to the 10-K for the year ended December 31, 2007 that accompanies this letter has been  amended to reflect this conclusion on the effectiveness of our disclosure controls and procedures.

Comment Number 2:

This comment requests that the following acknowledgements from the Company:

Response to Comment Number 2:

The Company hereby submits and acknowledges the following:

1.

The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

2.

Any change in disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

We trust this response to your letter of comment is satisfactory.

Yours truly,

INTERNATIONAL POWER GROUP, LTD.

By: Jesus Oliveras

Jesus Oliveras, Chief Financial Officer

IPWG RESPONSE TO SEC/HD